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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)

AEGIS COMMUNICATIONS GROUP, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00760B105

(CUSIP Number)

Uday Gujadhur

World Focus

10, Frere Felix de Valois Street

Port Louis, Mauritius

(230) 202-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00760B105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). World Focus
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 901,522,764
8. Shared Voting Power 0
9. Sole Dispositive Power 901,522,764
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,522,764
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 78.6% (SEE ITEM 5)
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on November 2, 2005 (collectively, the “Schedule 13D”). The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $.01 per share (the “Common Stock”), of Aegis Communications Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 8001 Bent Branch Drive, Irving, Texas 75063. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D. Items 3 and 5 of Schedule 13D are hereby amended to include the following information:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended by adding the following to and after the first and only paragraph thereof:

World Focus obtained an additional 487,164,064 shares of Common Stock pursuant to a Debt Conversion Agreement, dated November 30, 2005, between World Focus and the Company (the “Debt Conversion Agreement”). Under the terms of the Agreement, World Focus converted the total amount of outstanding principal and accrued interest that it held under three promissory notes, which evidenced indebtedness of the Company, into shares of Common Stock of the Company. The debt conversion total under those three promissory notes on December 28, 2005 was $18,512,234.42. Under the terms of the Debt Conversion Agreement, the debt conversion total was converted into shares of common stock of the Company at a conversion price of $0.038 per share, for a total of 487,164,064 shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby deleted in its entirety and the following substituted therefore:

(a) – (b) On December 28, 2005, World Focus owned 901,522,764 shares of the Company’s Common Stock. Based on the 1,147,217,086 shares of Common Stock issued and outstanding as of December 28, 2005, World Focus beneficially owns approximately 78.6% of the outstanding Common Stock. World Focus has the sole power to vote and the sole power to dispose of all shares of the Common Stock beneficially owned by it.

(c) Except for the transactions described herein, there were no transactions effected in the past sixty days in this class of securities by World Focus.

(d)	Not applicable.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 18, 2006

WORLD FOCUS

By:         /s/ Mohanan Aniyath

Name:    Mohanan Aniyath

Title:       Authorised Signatory